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                                                               Reed Smith LLP
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                                             901 East Byrd Street, Suite 1700
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                                                          Tel +1 804 344 3400
                                                          Fax +1 804 344 3410

                                                          1301 K Street, N.W.
                                                        Suite 1100-East Tower
                                                  Washington, D.C. 20005-3373
W. THOMAS CONNER                                              +1 202 414 9200
Direct Phone: +1 202 414 9208                             Fax +1 202 414 9299
Email: tconner@reedsmith.com
                                                                reedsmith.com

July 31, 2015

BY ELECTRONIC MAIL AND EDGAR CORRESPONDENCE SUBMISSION

Sonny Oh
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

RE: FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE (FILE NO. 811-08306)

    CLASS VA (OFFERED ON AND AFTER OCTOBER 7, 2011)
    POST-EFFECTIVE AMENDMENT NO. 14 (FILE NO. 333-176691) FILED ON JUNE 3, 2015

    CLASS VA-4 (OFFERED ON AND AFTER OCTOBER 7, 2011)
    POST-EFFECTIVE AMENDMENT NO. 15 (FILE NO. 333-176680) FILED ON JUNE 3, 2015

    CLASS S (OFFERED ON AND AFTER OCTOBER 7, 2011) AND
    CLASS S-L SHARE OPTION (OFFERED ON AND AFTER OCTOBER 7, 2011)
    POST-EFFECTIVE AMENDMENT NO. 14 (FILE NO. 333-176679) FILED ON JUNE 3, 2015

    CLASS L-4 YEAR (OFFERED ON AND AFTER APRIL 29, 2013)
    POST-EFFECTIVE AMENDMENT NO. 3 (FILE NO. 333-186216) FILED ON JUNE 3, 2015

Dear Mr. Oh:

On behalf of First MetLife Investors Insurance Company (the "Company") and its separate account, First MetLife Investors Variable Annuity Account One (the "Separate Account"), we are responding to the comments of the staff (the "staff") of the Securities and Exchange Commission (the "Commission") that you provided to us orally on July 15, 2015 with respect to the post-effective amendments (the "Amendments") to the registration statements on Form N-4 that are referenced above (the "Registration Statements"). We understand that although the comments of the staff refer to the Amendment for Class VA (offered on and after October 7, 2011) (hereinafter referred to as "Class VA"), such comments apply equally to the Amendments relating to each of the other variable annuity contracts referenced above (collectively, with "Class VA," the "Contracts").

  ABU DHABI . ATHENS . BEIJING . CENTURY CITY . CHICAGO . DUBAI . FRANKFURT . HONG KONG . HOUSTON . KAZAKHSTAN . LONDON . LOS ANGELES . MUNICH . NEW YORK . NORTHERN VIRGINIA PARIS . PHILADELPHIA . PITTSBURGH . PRINCETON . RICHMOND .
  SAN FRANCISCO . SHANGHAI . SILICON VALLEY . SINGAPORE . WASHINGTON, D.C. .
                                  WILMINGTON

                                                          US_ACTIVE-122916209.3

Sonny Oh
July 31, 2015
Page 2                                                       [LOGO OF REEDSMITH]

For ease of reference, each comment of the staff is set forth below, followed by the Company's response. Unless noted otherwise, (i) page references in the Company's responses are to the marked courtesy copy of the prospectus for Class VA provided to the staff in connection with the initial filing of the Amendments, and (ii) each response by the Company applies equally to, and describes revisions relating to, the Amendments for each of the other variable annuity contracts referenced above.

GENERAL
-------

1. Please confirm that the date of the prospectus will be the same as or about the date of effectiveness.

     RESPONSE: We confirm that the date of the prospectus will be the same as or about the date of effectiveness.

2. Please confirm that the EDGAR series/class identifiers will be appropriately revised prior to effectiveness of the Registration Statements.

     RESPONSE: We confirm that prior to the effectiveness of the Registration Statements, the EDGAR series/class identifiers will be revised as appropriate to reflect the full name of the applicable contract. For example, we will revise the EDGAR series/class identifier "Class L - 4 Year (with Optional Withdrawal Benefit)" to "Class L - 4 Year (offered on and after April 29, 2013)."

3. Please disclose to the staff whether there are any types of guarantees or support agreements with any third parties.

     RESPONSE: As disclosed in the May 1, 2015 Statement of Additional Information ("SAI") in each Registration Statement, the Company has entered into a Net Worth Maintenance Agreement with its direct parent, MetLife, Inc. ("MetLife"), pursuant to which MetLife has agreed, without limitation as to amount, to cause the Company to have certain minimum capital and surplus levels and liquidity necessary to enable it to meet its current obligations on a timely basis.

PROSPECTUS
----------

4.   COVER PAGE

In the asterisked footnote to the list of investment portfolios, clarify whether the indicated portfolios are available even if you do not elect GLWB. A corresponding change should be made to the footnote on page 27.

     RESPONSE: Pursuant to the staff's comment, we have revised the last sentence of the asterisked footnote on the cover page and page 27 as follows: "These Investment Portfolios are also available for investment if you do not elect the GLWB rider, the GWB v1 rider, or a GMIB Max rider."

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Sonny Oh
July 31, 2015
Page 3                                                      [LOGO OF REEDSMITH]


5.   FEE TABLES AND EXAMPLES (PAGE 14)

Please revise Chart 1 to show that the highest combination of charges now exists with the GLWB rider.

     RESPONSE: We have revised Chart 1 to reflect that purchasing the GLWB rider would result in the highest combination of charges.

6.   INVESTMENT OPTIONS (PAGE 28)

In the paragraph following the list of "fund of funds" portfolios that are available, specify which funds of funds invest in Underlying ETFs.

     RESPONSE: We recognize that one or more prior versions of the prospectus identified the specific "Funds of funds" Investment Portfolios that invest in Underlying ETFs; however, with the increasing use of exchange-traded funds generally, we concluded that it was appropriate and in investors' best interests to replace the specific disclosure, which is subject to becoming outdated, with the broader statement that the Fund of funds Investment Portfolios may invest substantially all of their assets in other portfolios and/or exchange-traded funds. We believe this broader statement adequately serves the goal of this paragraph, which is to impart a general understanding to investors of the nature of funds of funds and the additional fees and charges associated with the underlying portfolios and Underlying ETFs while reviewing the contract prospectus. Complete and current information about the Fund of funds Investment Portfolio investment strategies and permitted investments is maintained by the Investment Portfolios in their prospectuses. Lastly, we note that the paragraph referenced by the staff is the most recent version of this disclosure, which is currently being used in the prospectuses for many other actively-sold contracts, including Series VA (offered on and after October 7, 2011) and the other "national" versions of the variable annuity contracts listed above. From a practical as well as legal standpoint, the Company would prefer that the prospectuses for the Contracts contain disclosure that is identical (to the extent applicable) to the prospectuses for the national versions of the Contracts.

7.   DEATH BENEFIT

In the first paragraph under "Upon Your Death," clarify which death benefits are available with which living benefit riders.

     RESPONSE: Pursuant to the staff's comment, we have revised the first paragraph under "Upon Your Death" to clarify that the optional Annual Step-Up Death Benefit rider, is not available with the GLWB rider.

8.   FEDERAL INCOME TAX STATUS.

Please confirm this section is current and accurate.

     RESPONSE: We confirm that this section is current and accurate.

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Sonny Oh
July 31, 2015
Page 4                                                       [LOGO OF REEDSMITH]


STATEMENT OF ADDITIONAL INFORMATION
-----------------------------------

9. Based on the anticipated effective date for the filing, please confirm that all information in the Statement of Additional Information that is incorporated by reference is complete and current as required by Form N-4.

     RESPONSE: We will update the SAI dated May 1, 2015 by a supplement which will be filed with the post-effective amendment to be filed prior to effectiveness of the Amendment to each Registration Statement. This supplement will add references to the GLWB rider where appropriate in the existing text of the SAI and update the disclosure regarding MetLife financial statements. We confirm that, at the time of filing of this amendment, all information in the SAI dated May 1, 2015, as supplemented, will meet the applicable requirements of Section 10(a)(3) of the Securities Act of 1933 or Regulation S-X, as the case may be, and the requirements of Form N-4.

PART C
------

10.   EXHIBITS

(A) Confirm that an updated opinion of counsel will be provided by a subsequent amendment.

     RESPONSE: We confirm that an updated opinion of counsel will be provided by a subsequent amendment.

(B) Explain why two consents from an independent registered public accounting firm are being provided under Exhibits 10(i) and (ii).

     RESPONSE: Due to the existence of the Net Worth Maintenance Agreement between the Company and MetLife, we are including the consent of an independent registered public accounting firm as to the financial statements of MetLife, in addition to a consent which relates to the financial statements of the Company and the Separate Account.

(C) For Exhibit 13 and note (33), the incorporation by reference is fine, but please provide a reference to the filing that contains the information that is being incorporated by reference in the filing that is referenced.

     RESPONSE: The filing from which Exhibit 13 is incorporated by reference is identified at note (32) instead of note (33). As discussed with the staff, the filing identified at note (32) contains a physical copy of the document incorporated by reference as Exhibit 13.

REPRESENTATIONS
---------------

11. Please provide the Tandy representations in the response letter for these filings prior to the effective date of the filings.

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Sonny Oh
July 31, 2015
Page 5                                                       [LOGO OF REEDSMITH]

     RESPONSE: We will provide the requisite Tandy representations for this filing in EDGAR correspondence prior to the effective date of the Amendments to the Registration Statements.

                                  *    *    *

We hope that you will find these responses satisfactory. If you have questions or comments about this matter, please contact the undersigned at 202.414.9208 or Peggy Heminger at 412.288.7204.


Very truly yours,

/s/ W. Thomas Conner
--------------------------
W. Thomas Conner

WTC/PCH

cc:  Peggy C. Heminger